CUSIP No.15133V208                                            Page 1 of 12 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1(FN)

                            Centennial Cellular Corp.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    15133V208
                                 (CUSIP Number)

Michael J. Small                            Karen C. Wiedemann, Esq.
Chief Executive Officer                     Reboul, MacMurray, Hewitt,
Centennial Cellular Corp.                     Maynard & Kristol
1305 Campus Parkway                         45 Rockefeller Plaza
Neptune, New Jersey 07753                   New York, New York  10111
Tel. (732) 919-1000                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------

(FN) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

356639.1


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CUSIP No.15133V208                                            Page 2 of 12 Pages

1)   Name of Reporting Person                              Michael J. Small
     S.S. or I.R.S. Identification
     No. of Above Person

2)   Check the Appropriate Box                                (a) [X]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                       PF

5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       U.S.

Number of                      7)   Sole Voting            30,000 shares of
Shares Beneficially                 Power                  Class A Common
Owned by Each                                              Stock, $.01 par
Reporting Person                                           value ("Common
                                                           Stock")
                               8)   Shared Voting
                                    Power                     -0-

                               9)   Sole Disposi-          30,000 shares of
                                    tive Power             Common Stock

                               10)  Shared Dis-
                                    positive Power            -0-

11)  Aggregate Amount Beneficially                         30,000 shares of
     Owned by Each Reporting Person                        Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                        less than 0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                IN




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CUSIP No.15133V208                                            Page 3 of 12 Pages


1)   Name of Reporting Person                              Peter W. Chehayl
     S.S. or I.R.S. Identification
     No. of Above Person

2)   Check the Appropriate Box                                (a) [X]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                       PF

5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       U.S.

Number of                      7)   Sole Voting            7,500 shares of
Shares Beneficially                 Power                  Class A Common
Owned by Each                                              Stock, $.01 par
Reporting Person                                           value ("Common
                                                           Stock")
                               8)   Shared Voting
                                    Power                     -0-

                               9)   Sole Disposi-          7,500 shares of
                                    tive PCommon Stock

                               10)  Shared Dis-
                                    positive Power            -0-

11)  Aggregate Amount Beneficially                         7,500 shares of
     Owned by Each Reporting Person                        Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                        less than 0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                IN




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CUSIP No.15133V208                                            Page 4 of 12 Pages

1)   Name of Reporting Person                              Edward G. Owen
     S.S. or I.R.S. Identification
     No. of Above Person

2)   Check the Appropriate Box                                (a) [X]
     if a Member of a Group                                   (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                       PF

5)   Check if Disclosure of
     Legal Proceedings Is                                  Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                       U.S.

Number of                      7)   Sole Voting            15,000 shares of
Shares Beneficially                 Power                  Class A Common
Owned by Each                                              Stock, $.01 par
Reporting Person                                           value ("Common
                                                           Stock")
                               8)   Shared Voting
                                    Power                     -0-

                               9)   Sole Disposi-          15,000 shares of
                                    tive Power             Common Stock

                               10)  Shared Dis-
                                    positive Power            -0-

11)  Aggregate Amount Beneficially                         15,000 shares of
     Owned by Each Reporting Person                        Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                        less than 0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                IN




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CUSIP No.15133V208                                            Page 5 of 12 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

          This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of Centennial Cellular Corp., a Delaware corporation ("Centennial" or the "Issuer"). The principal executive offices of the Issuer are located at 1305 Campus Parkway, Neptune, New Jersey 07753.

Item 2.  Identity and Background.

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Michael J. Small, Peter W. Chehayl and Edward G. Owen. Messrs. Small, Chehayl and Owen are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          As further described in Item 6 below, the Reporting Persons have entered into a Stockholders Agreement, dated as of January 7, 1999, by and among CCW Acquisition Corp., a Delaware corporation ("CCW")(on behalf of itself and the Issuer, as the successor to CCW by merger, as further described in Item 3 below), the Reporting Persons, Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Capital Partners III, L.P., WCAS Information Partners, L.P. and WCA Management Corporation (collectively, with certain individual affiliates of such entities, the "WCAS Purchasers"), Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the "Blackstone Purchasers") and Signal/Centennial Partners, L.L.C. ("Signal")(collectively, the "Stockholders"). Pursuant to Rule 13d-5(b)(1) under the Act, the Stockholders may also be deemed to constitute a group, however this statement on Schedule 13D is being filed solely on behalf of the Reporting Persons and not on behalf of any other members of such group. The Reporting Persons do not directly or indirectly beneficially own any securities of the Issuer other than those reported herein as being owned by them.

          (b) The business address for each Reporting Person is c/o Centennial Cellular Corp., 1305 Campus Parkway, Neptune, New Jersey 07753.

356639.1


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CUSIP No.15133V208                                            Page 6 of 12 Pages



          (c) Michael J. Small is the Chief Executive Officer and a Director of the Issuer. Peter W. Chehayl is the Chief Financial Officer of the Issuer. Edward G. Owen is the Vice President, Business Development, of the Issuer.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

          On January 7, 1999, the Reporting Persons acquired an aggregate 17,500 shares of Common Stock pursuant to a Securities Purchase Agreement, dated as of December 29, 1998, among CCW and the purchasers named therein, including the Reporting Persons (the "Purchase Agreement"). The Purchase Agreement is incorporated herein as Exhibit B by reference to Exhibit B to the Schedule 13D of the WCAS Purchasers with respect to the Common Stock of the Issuer, as filed on January 19, 1999 (the "WCAS 13D"), and any description thereof is qualified in its entirety by reference thereto.

           As a condition to the Purchase Agreement, contemporaneously with the closing of the transactions contemplated thereby, CCW merged with and into Centennial (the "Merger"), as contemplated by an Agreement and Plan of Merger dated as of July 2, 1998, as amended on November 29, 1998, between CCW and Centennial (the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit C by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998, and any description thereof is qualified in its entirety by reference thereto.

           Pursuant to the Purchase Agreement, CCW sold (i)an aggregate
10,000 shares (including 4,000 shares purchased by Robert W. Baird & Co., Trustee F/B/O Michael J. Small Rollover IRA) of Class A Common Stock, $.01 par value, of CCW ("CCW Common Stock") to Michael J. Small, (ii) 2,500 shares of CCW Common Stock to Peter W. Chehayl and (iii) 5,000 shares of CCW Common




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CUSIP No.15133V208                                            Page 7 of 12 Pages

Stock to Edward G. Owen, at a purchase price of $43.9735 per share. The sources of the funds for such purchases were the personal funds of the Reporting Persons.

          In accordance with the terms of the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding CCW Common Stock was converted on a one-for-one basis into Common Stock of Centennial, with the result that the total number of shares of Common Stock of Centennial outstanding would be equal to 92.9% of the total number of the shares of Common Stock of Centennial that had been issued and outstanding prior to the Merger.

Item 4.   Purpose of Transaction.

          The Reporting Persons have acquired securities of the Issuer for investment purposes. See Item 6 below regarding plans relating to changes to the Issuer's Board of Directors and management.

Item 5.   Interest in Securities of the Issuer.

          The following information is based on a total of 31,125,579 shares of Common Stock outstanding after giving effect to the transactions contemplated by the Purchase Agreement and the 3 for 1 split of the Issuer's Common Stock on January 13, 1999.

          (a) Michael J. Small beneficially owns 30,000 shares of Common Stock (including 12,000 shares held by Robert W. Baird & Co., Trustee F/B/O Michael J. Small Rollover IRA), or less than 0.1% of the Common Stock outstanding. Peter W. Chehayl beneficially owns 7,500 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Edward G. Owen beneficially owns 15,000 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) Each of the Reporting Persons has the sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by him.

          (c) Except as described in this statement, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on or the proceeds of sales of the securities of the Issuer owned by each Reporting Person.





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CUSIP No.15133V208                                            Page 8 of 12 Pages

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the Stockholders Agreement referred to in Item 2 above, and as further described therein, each Stockholder has agreed to vote, at each annual or special stockholders meeting called for the election of directors, and whenever the stockholders of the Issuer act by written consent with respect to the election of directors, (i) for the authorized number of Directors on the Issuer's Board of Directors to be established at nine, (ii) for the election to the Board of Directors of three directors designated by the WCAS Purchasers, two directors designated by the Blackstone Purchasers and the Chief Executive Officer and the Chief Operation Officer of the Issuer, and (iii) for the election by their respective designees to the Board of Directors to elect one of the designees of the WCAS Purchasers as Chairman of the Board of Directors.

          In addition to certain other restrictions on transfers of securities of the Issuer contained in the Stockholders Agreement, the Reporting Persons have agreed, subject to certain exclusions, not to sell or in any way otherwise dispose of any shares of capital stock of the Issuer now owned or later acquired without the prior written consent of the holders of a majority in interest of the shares of Common Stock then held by the WCAS Purchasers.

          Among the other provisions of the Stockholders Agreement, subject to certain exclusions set forth therein, the WCAS Purchasers have agreed that if one or a group of the WCAS Purchasers wishes to sell, transfer or otherwise dispose of any or all of a portion of the Common Stock held by him, her or it, then he, she or it will notify the Issuer of such intent in writing, and each of the Stockholders other than the WCAS Purchasers, including the Reporting Persons (the "Other Stockholders"), will have the right to participate in the proposed transfer of shares to an extent calculated in accordance with the Stockholders Agreement. The Stockholders Agreement also provides that under certain conditions, the WCAS Purchasers may have the right to require the Other Stockholders to sell securities of the Issuer held by them.

          The Issuer has agreed under the Stockholders Agreement to grant certain preemptive rights to the Stockholders with respect to certain future offerings of securities by it. The Stockholders Agreement is incorporated herein





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CUSIP No.15133V208                                            Page 9 of 12 Pages

as Exhibit D by reference to Exhibit D to the WCAS Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

          As a condition to the Purchase Agreement, CCW (on behalf of itself and the Issuer, as the successor to CCW in the Merger) entered into a Registration Rights Agreement dated January 7, 1999 with the Stockholders (the "Registration Rights Agreement"). The Registration Rights Agreement is incorporated herein as Exhibit E by reference to Exhibit E to the WCAS Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, at any time after January 7, 2003, the holders of a majority of the outstanding Restricted Stock (as such term is defined in the Registration Agreement, and which includes the Common Stock acquired under the Purchase Agreement) then held by the WCAS Purchasers or the Blackstone Purchasers may request that the Issuer register under the Securities Act of 1933, as amended (the "Securities Act"), all or a portion of such stock for resale. The other holders of Restricted Stock, including the Reporting Persons, would be eligible to participate in such registration, subject to certain conditions. In addition, if the Issuer at any time, subject to certain exclusions, proposes to register under the Securities Act any of its Common Stock for sale to the public, it will include the Restricted Stock in the securities to be covered by the proposed registration statement.

          On January 7, 1999, the Issuer issued options to purchase (subject to adjustment to reflect the 3 for 1 split of the Common Stock on January 13, 1999) 135,000, 25,000 and 20,000 shares, respectively, of Common Stock to Michael J. Small, Peter W. Chehayl and Edward G. Owen, at an exercise price of $41.50 per share. The options become exercisable in increments of 25% on January 7, 2006, January 7, 2007, January 7, 2008 and January 7, 2009, and expire on January 7, 2009. The terms of the options provide for accelerated vesting to begin as early as May 31, 1999 in the event that certain financial targets are met.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at Page 12)

          Exhibit B - Purchase Agreement (Incorporated by Reference to Exhibit B to the WCAS Schedule 13D)

          Exhibit C - Merger Agreement (Incorporated by Reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998)





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CUSIP No.15133V208                                           Page 10 of 12 Pages

          Exhibit D - Stockholders Agreement (Incorporated by Reference to Exhibit D to the WCAS Schedule 13D)

          Exhibit E - Registration Rights Agreement (Incorporated by Reference to Exhibit E to the WCAS Schedule 13D)






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CUSIP No.15133V208                                           Page 11 of 12 Pages


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999


                                                      /s/ Michael J. Small
                                                          Michael J. Small


                                                      /s/ Peter W. Chehayl
                                                          Peter W. Chehayl


                                                      /s/ Edward G. Owen
                                                          Edward G. Owen




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CUSIP No. 641881107                                          Page 12 of 12 Pages



                                                                       EXHIBIT A

                                  AGREEMENT OF
              MICHAEL J.SMALL, PETER W. CHEHAYL AND EDWARD G. OWEN
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 19, 1999

                                                      /s/ Michael J. Small
                                                          Michael J. Small


                                                      /s/ Peter W. Chehayl
                                                          Peter W. Chehayl


                                                      /s/ Edward G. Owen
                                                          Edward G. Owen